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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-9/A

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                Amendment No. 2

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                                NELLCOR PURITAN
                              BENNETT INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                                NELLCOR PURITAN
                              BENNETT INCORPORATED
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.00L PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  640275 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             C. RAYMOND LARKIN, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              4280 HACIENDA DRIVE
                          PLEASANTON, CALIFORNIA 94588
                                 (510) 463-4000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT).

                                With a Copy to:

                          ROBERT M. MATTSON, JR., ESQ.
                            MORRISON & FOERSTER LLP
                     19900 MACARTHUR BOULEVARD, 12TH FLOOR
                            IRVINE, CALIFORNIA 92612
                                 (714) 251-7500

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This Amendment No.2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed on July 29, 1997 (as amended, the "Schedule 14D-9"), relating to the offer of NPB Acquisition Corp., a Delaware corporation ("Merger Sub") and wholly-owned subsidiary of Mallinckrodt Inc., a New York corporation ("Purchaser"), to purchase all of the outstanding shares of Common Stock, par value $.001 per share, of Nellcor Puritan Bennett Incorporated, a Delaware corporation (the "Company"), including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Rights" and, together with such shares of Common Stock, the "Shares") at a purchase price of $28.50 per Share, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase dated July 29, 1997, and as amended from time to time.

ITEM 3.  IDENTITY AND BACKGROUND

        Item 3(b) is hereby amended and supplemented by adding thereto the following:

Executive Severance Amendments

        On August 8, 1997, the Company and Purchaser entered into letter agreements with all of the executive officers of the Company (excluding Mr. Larkin) concerning the operation and interpretation of the officers' existing Severance Agreements with the Company after the Merger. Pursuant to the letter agreements with Laureen DeBuono and Michael Downey, the existing Severance Agreements between the Company and those two executive officers will be amended, as of the Effective Time of the Merger, to provide that in the event either executive terminates employment for any reason at any time after the consummation of the Merger and within twenty-four months of the completion of the Offer, such termination shall be deemed to be for "Good Reason," as defined in the Severance Agreement and the executive will be entitled to all benefits arising under the Severance Agreement upon a termination for Good Reason following a Change in Control (as defined in the Severance Agreement). Pursuant to the letter agreements with each of Boudewijn Bollen, David Illingworth, Kenneth Summer, David Swedlow and Russell Hays, the existing Severance Agreements between the Company and those executive officers will be amended, as of the Effective Time of the Merger, to provide that (1) if the executive remains employed until December 31, 1997, in the event the executive terminates his employment for any reason thereafter through June 30, 1998, such termination shall be deemed for "Good Reason" and the executive will be entitled to all benefits arising under



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the Severance Agreement upon a termination for Good Reason following a Change in
Control, (2) if the executive remains employed on July 1, 1998, he will be entitled to receive a payment equal in amount to the severance pay provided in the Severance Agreement upon a termination for Good Reason, and his existing Severance Agreement will be terminated as of that date, and (3) the executive officers will not be entitled to terminate employment under the Severance Agreement for "Good Reason" prior to December 31, 1997 solely because of a change in status, title, position or responsibilities that do not constitute a significant adverse change in the executive's responsibilities. The Company and Purchaser have also agreed with each of Messrs. Bollen, Illingworth, Sumner, Swedlow and Hays that upon termination of employment by the Company without cause during the period from July 1, 1998 through June 30, 2000 (the "Continuation Period"), the executive will be entitled to a continuation of his then-existing life insurance, disability, medical, dental and hospitalization benefits during the Continuation Period and outplacement and career counseling services.

ITEM 9.  MATERIAL TO FILED AS EXHIBITS.

        Item 9 is hereby amended and supplemented by adding thereto the following:

        Exhibit No.
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        Exhibit 4       Form of letter agreement between the Company, the
                        Purchaser and each of Mr. Downey and Ms. DeBuono.

        Exhibit 5 Form of letter agreement between the Company, the Purchaser and each of Messrs. Bollen, Illingworth, Sumner, Swedlow and Hays.

        Exhibit 6 Form of letter agreement between the Company, the Purchaser and each of Messrs. Bollen, Illingworth, Sumner, Swedlow and Hays.


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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 1997.

                                              /s/ Edward Lopez
                                          By:__________________________________
                                              Edward Lopez, Esq.
                                              Assistant Secretary


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